RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
          SEPTEMBER AND THIRD QUARTER SALES RESULTS



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended September 27, 2000 ("September") increased by 1.2%. Same-store sales for the quarter ended September 27, 2000 increased by 0.1%, the 11th consecutive quarter of positive same-store sales. Details follow:

                                      (Unaudited)
                              September          3rd
                                 2000          Quarter

Total sales (000's)           $52,176         $177,824
Increase from prior year          +5%              +4%

Average unit sales:
Same stores (open at least 18 mos.)+1.2%         +0.1%
All stores (all Ryan's units)   +0.8%            -0.2%


At  September  27, 2000, the Company owned and operated  299
Ryan's restaurants.

Financial results for the third quarter 2000 are expected to be released on October 18, 2000. In addition, the Company's next accounting period consists of 5 weeks, ending on November 1, 2000.